July 8, 2010

Via Edgar

Ms. Kristin Lochhead
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E., Stop 3030
Washington, D.C. 20549-3030

RE: Comments on Form 10-K for the fiscal year ended December 31, 2009 and Form 10-Q for the quarterly period ended March 31, 2010

Dear Ms. Lochhead:

The purpose of this letter is to respond to your letter of June 30, 2010 with respect to the above-captioned filing. For ease of reference, our responses are keyed to your comments.

     1. We see that you attribute the increase in general and administration to an "overall increase in our activity." in general, the discussion of results of operation should provide a full and clear explanation of the components and factors leading to material changes. For example, you should fully explain the impact on your results of operations of the arrangements with collaborators for consulting services entered into during 2009 that is discussed on page 13. As a related matter, to the extent necessary to convey significance, the amounts of individual factors cited should be quantified. Please refer to item 303(0(3) of regulation s- k for guidance. Please apply in future filings.

     Response: the Company acknowledges the comment and will provide a full and clear explanation of the components and factors leading to material changes in its future filings.

     2. Please refer to the disclosure on page 10 and 46 that you do not pay any rental fees for the use of the corporate office space provided by your chief financial officer. Please tell us how you have recorded the underlying expense related to the use of the office space. For example, discuss if you have accounted for the rent as a capital contribution under fasb asc 850-10-60-3 and fasb asc 470-50-40-2. In addition, please tell us the market value of the monthly rent and provide your assessment of whether it is material to your financial statements. Please note that financial statements should include all costs of doing business. We refer you to sab topic 1-b and topic 5t.

     Response: the Company's Chief Financial Officer, Mr. Itamar David, rents an office space for his personal use. Mr. David pays $800 for the office space and evaluates that Enox is using about 30% of the space which equals to $240. The Company feels that this amount is immaterial and that no adjustment to the financial statements would be required.

     3. We see from page 46 that audit fees for the year ended December 31, 2009 have not yet been billed. Please tell us if you have accrued for the 2009 audit fees in the financial statements.

     Response: No, the audit fees have not been accrued in the financial statements. The audit was performed during the first quarter of 2010 and therefore could not have accrued in the 2009 financial statements. The cost of the 2009 audit fees was $10,000 which includes the reaudit of the prior years (2008 and 2007).

     4. We note in the auditor report, the auditor refers to four factors that raise substantial doubt about your ability to continue as a going concern including: net loss, net cash used in operations, working capital deficit and stockholders' deficit. In your discussion, you refer to net loss and net cash used in operations but do not mention the additional factors mentioned in the audit report or explain that these factors give rise to substantial doubt about your ability to continue as a going concern. Please revise your disclosure in future filings to discuss all of the factors that give rise to substantial doubt about your ability to continue as a going concern. Refer to the disclosure guidelines contained in au 341.10 of the aicpa's professional standard.

     Response: the Company acknowledges the comment and will mention the additional factors mentioned in the audit report in its future filings.

     5. We see you granted stock options for $14,363 in 2008 and $36,519 in 2009 to consultants for services. In future filings, please disclose the nature of the services provided by the consultants and how you determined the fair value of the options issued (based on fair value of the services rendered or the options issued), refer to fasb asc 505-50-50 and 718-10-50.

     Response: the Company acknowledges the comment and will disclose the nature of the services provided by consultants in its future filings. For purposes of this response, we used the Black-Scholes option pricing model.

     6. Please tell us the method you used to determine the fair value of stock option grants. In addition tell us how you determined volatility assumption. Future filings should include the disclosures required asc718-10-50-2(f).

     Response: the Company acknowledges the comment and will disclose the method used to determine the fair value of stock option grants and the volatility assumption in its future filings. For purposes of this response, we used the Black-Scholes option pricing model. Since our Company does not trade, we have reviewed companies within our industry, used personal and historical experience associated with this type of business/industry, and considered current market conditions, the Company then assessed what it believes would be a reasonable expectation of volatility.

     7. We note the disclosure here that the Treasurer, Mr. Razi Mizrahi, is the Principal Accounting Officer and evaluated the effectiveness of the design and operation of your disclosure controls and procedures. We also note from the signature page that the Chief Financial Officer, Mr. Itamar David, is considered the Principal Financial and Accounting Officer. We also note that Mr. David signed the certifications as the Principal Financial Officer. Please clarify who is your Principal Financial Officer and, if the Principal Financial Officer is Mr. David, please tell us why he did not participate in the evaluation of the effectiveness of the design and operation of your disclosure controls and procedures. Refer to regulation s-k 307.

     Response: Mr. Itamar David is our Principal Financial and Accounting Officer, Mr. David was involved in the evaluation of the effectiveness of the design and operation of our disclosure control and procedures.

     The Company acknowledges the comment and will revise its future filing.

     8. We note the identification of the certifying individual at the beginning of the certification required by exchange act rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the

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
certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

     Response: the Company acknowledges the comment and will not include the individual's title at the beginning of the certification in its future filings.

     9. We reference the disclosure that the expense resulting from share-based payments is recorded in cost of goods sold or general and administrative expenses. In future filings, if you do not have cost of goods sold, please remove that reference.

     Response: the Company acknowledges the comment and will remove the cost of goods sold in its future filings.

     10. You attribute the increase in research and development to "prepaid expenses and accrued liabilities." in future filings please provide a discussion of results of operation that contains a full and clear explanation of the components and factors leading to material changes. To the extent necessary to convey significance, the amounts of individual factors cited should be quantified. Please refer to item 303(0(3) of regulation s-k for guidance. Please apply in future filings.

     Response: the Company acknowledges the comment and will provide a full and clear explanation of the components and factors leading to material changes in its future filings.

     11. In future filings, please carefully review statements indicating that balances increased or decreased to ensure your position is accurately stated. For example, on page 16, you indicate cash increased by $82,551 since December 31, 2009, when it in fact decreased by $82,551.

     Response: the Company acknowledges the comment and will carefully ensure the accuracy of the disclosure in its future filings.

     12. We note your auditors issued a going concern modification to their opinion for your fiscal year ended December 31, 2009 and that you continue to have liquidity issues.In your next quarterly report on Form 10-Q, please include an updated discussion about your ability to continue as a going concern, including the related uncertainties and anticipated cash requirements over the next 12 months. The disclosure should include a viable plan that would allow you to continue as a going concern for at least 12 months following the date of the financial statements being reported on. If you are unable to do so, please evaluate whether going concern or liquidation-basis financial statements are appropriate or whether the classification and amounts of assets and liabilities may need to be adjusted. See FRC 607.02.

     Response: the Company acknowledges the comment and will include an updated discussion about its ability to continue as a going concern in its next quarterly report on Form 10-Q.

     13. As we note that you are only required by Item 308 and 308(T) of Regulation S-K to provide management's assessment of the effectiveness of your internal control over financial reporting as of the end of your most recent fiscal year, please tell us whether such an assessment was performed as of March 31, 2010. If a full assessment was not performed, please amend your filing to remove the disclosure regarding the assessment of internal control over financial reporting as of March 31, 2010.

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
     Response: the Company performed an assessment of the effectiveness of its internal control over financial reporting and there was no change since the recent year end.

We acknowledge and understand the following:

     * the company is responsible thr the adequacy and accuracy of the disclosure in the filing;

     * staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     * the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We thank you for your assistance with our compliance with the disclosure requirements.

Very truly yours,


/s/ Itamar David
---------------------------------
Itamar David
Chief Financial Officer
Enox Biopharma, Inc.


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